---------------------------------------------------------------------



       SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549
                         -----------------------

             FORM 11-K

(Mark One)
    X   ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE
        SECURITIES EXCHANGE ACT OF 1934

               For the year ended December 31, 1998

                              OR

   ---  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
        THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from
          to                             ---------------------------
            --------------------.


                  Commission file number 1-9759


     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                       IMC-AGRICO MP. INC.
                PROFIT SHARING AND SAVINGS PLAN

               (Formerly the Investment Plan for Salaried Employees
                               of IMC-Agrico MP, Inc.)


     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         IMC GLOBAL INC.
         2100 Sanders Road, Northbrook, Illinois 60062



---------------------------------------------------------------------

      IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

                         Financial Statements
                  and Supplemental Schedules


                     Year ended December 31, 1998 and
                    six months ended December 31, 1997




                                Contents
                           ---------


Report of Independent Auditors                                        1


Financial Statements

Statements of Net Assets Available for Benefits,
  With Fund Information                                               2

Statements of Changes in Net Assets Available for Benefits,
  With Fund Information                                               4

Notes to Financial Statements                                         6



Supplemental Schedules

Line 27a - Schedule of Assets Held for Investment Purposes           17

Line 27b - Schedule of Loans or Fixed Income Obligations             18

Line 27d - Schedule of Reportable Transactions                       19

                Report of Independent Auditors

Plan Administrator
IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

We have audited the accompanying statements of net assets available for benefits of the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan as of December 31, 1998 and 1997, and the related statements of changes in net assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 1998 and 1997, and the changes in its net assets available for benefits for the year ended December 31, 1998 and the six months ended December 31, 1997, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1998, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules are the responsibility of the Plan's management. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.




Chicago, Illinois                                  Ernst & Young, LLP
May 7, 1999

                                                                                                                   EIN 36-3888539
                                                                                                                        Plan #101

                                         IMC-Agrico MP, Inc. Profit Sharing and Savings Plan
                               Statement of Net Assets Available for Benefits, With Fund Information
                                                        December 31, 1998
                                                                        Fund Information
                       -----------------------------------------------------------------------------------------------------------
                                                Company     Fixed                         International Aggressive  Index
                          Equity       Bond      Stock      Income    Balanced     Growth    Equity   Equity    Equity      Loan
               Total       Fund        Fund       Fund       Fund       Fund        Fund      Fund     Fund      Fund       Fund
            ----------------------------------------------------------------------------------------------------------------------
Assets
Investments,
 at fair value:
 Master trust
  funds:
  Interest in
    IMC-Agrico
    Stock
    Fund   $ 8,216,850 $         - $        - $8,216,850 $         - $        - $         - $      - $      - $        - $       -
  Interest
    in
    IMC-Agrico
    Fixed Income
    Fund    24,747,852           -          -          -  24,747,852          -           -        -        -          -         -
  Interest
    in
    IMC-Agrico
    Bond
    Fund     4,486,669           -  4,486,669          -           -          -           -        -        -          -         -
 Mutual funds:
  Fidelity
    Equity-
    Income
    Fund,
    Inc.    30,060,508  30,060,508          -          -           -          -           -        -         -         -         -
  Vanguard
    Wellington
    Fund,
    Inc.     6,149,712           -          -          -           -  6,149,712           -        -         -         -         -


  Fidelity
    Magellan
    Fund,
    Inc.    11,253,966           -          -          -           -          -  11,253,966        -         -         -         -
  Templeton
    Foreign
    Fund,
    Inc.        237,379           -         -          -           -          -           -  237,379         -         -         -
  Franklin
    Balance
    Sheet
    Investment
    Fund, Inc.  459,165           -         -          -           -          -           -        -   459,165         -         -
  Vanguard
    Index
    Trust 500
    Fund,
    Inc.      5,018,118           -         -          -           -          -           -        -        -  5,018,118         -

Loans to
 participants 4,955,634           -         -          -           -          -           -        -        -          - 4,955,634
             ---------------------------------------------------------------------------------------------------------------------
Total
 investments 95,585,853  30,060,508 4,486,669  8,216,850  24,747,852  6,149,712  11,253,966  237,379  459,165  5,018,118 4,955,634

Receivables:
  Participant
   contrib.      98,872      26,788     4,328     12,470      19,130     11,427      15,796      451    1,611      6,871         -
  Company
   contrib.   2,368,099     112,828    16,986     91,725   1,657,560     42,070     201,240   11,344   28,669    205,677         -
             ---------------------------------------------------------------------------------------------------------------------
Total
 receivables  2,466,971     139,616    21,314    104,195   1,676,690     53,497     217,036   11,795   30,280    212,548         -
             ---------------------------------------------------------------------------------------------------------------------
             98,052,824  30,200,124 4,507,983  8,321,045  26,424,542  6,203,209  11,471,002  249,174  489,445  5,230,666 4,955,634
Due (to)
 from brokers        -       59,357    (4,395)   205,052    (277,456)         -      17,472        -        -        (30)        -
             ---------------------------------------------------------------------------------------------------------------------
Net assets
 available
 for
 benefits  $98,052,824 $30,259,481 $4,503,588 $8,526,097 $26,147,086 $6,203,209 $11,488,474 $249,174 $489,445 $5,230,636$4,955,634
           =======================================================================================================================
See accompanying notes.

                                                                                                     EIN 36-3888539
                                                                                                                      Plan #101
                                     IMC-Agrico MP, Inc. Profit Sharing and Savings Plan
                           Statement of Net Assets Available for Benefits, With Fund Information
                                                     December 31, 1997

                                                                  Fund Information
                              ---------------------------------------------------------------------------------------
                                                      Company      Fixed      Money
                                 Equity      Bond      Stock      Income     Market   Balanced   Growth       Loan
                      Total       Fund       Fund       Fund        Fund       Fund      Fund      Fund        Fund
                  ---------------------------------------------------------------------------------------------------
Assets
Investments, at fair value:
  Master trust funds:
    Interest in
     IMC-Agrico
     Stock Fund   $ 5,517,170 $        - $         - $5,517,170 $         - $      - $        - $        - $        -
    Interest in
      IMC-Agrico
      Fixed Income
      Fund         12,927,153          -           -          -  12,927,153        -          -          -          -
    Interest in
     IMC-Agrico Bond
     Fund           2,375,506          -   2,375,506          -           -        -          -          -          -
  Mutual funds:
     Fidelity Equity-
       Income Fund,
       Inc.        17,457,166 17,457,166           -          -           -        -          -          -          -
     Vanguard
       Wellington
       Fund, Inc.   4,332,933          -           -          -           -        -  4,332,933          -          -
     Fidelity Magellan
       Fund, Inc.   5,570,754          -           -          -           -        -          -  5,570,754          -
  Loans to
   participants     2,150,636          -           -          -           -        -          -          -  2,150,636
                   --------------------------------------------------------------------------------------------------
Total investments  50,331,318  17,457,166  2,375,506  5,517,170  12,927,153        -  4,332,933  5,570,754  2,150,636


Receivables:
  Participant
   contributions      102,510      35,220      4,179     10,330      19,238    2,662     12,632     18,249          -
  Company
   contributions      698,412     219,194     31,827     72,689     140,212   26,744     84,256    123,490          -
  Accrued interest
    and dividends       3,850           -          -          -           -    3,850          -          -          -
                  ---------------------------------------------------------------------------------------------------
Total receivables     804,772     254,414     36,006     83,019     159,450   33,256     96,888    141,739          -
                  ---------------------------------------------------------------------------------------------------
                   51,136,090  17,711,580  2,411,512  5,600,189  13,086,603   33,256  4,429,821  5,712,493  2,150,636
Due (to) from
 brokers               (4,291)        214          -       (430)   (830,213) 825,922        216          -          -
                  ---------------------------------------------------------------------------------------------------
Net assets available
 for benefits     $51,131,799 $17,711,794 $2,411,512 $5,599,759 $12,256,390 $859,178 $4,430,037 $5,712,493 $2,150,636
                  ===================================================================================================

See accompanying notes.

                                                                 EIN 36-3888539
                                                                      Plan #101

           IMC-Agrico MP, Inc. Profit Sharing and Savings Plan
        Statement of Changes in Net Assets Available for Benefits,
                          With Fund Information

                       Year ended December 31, 1998
                                           Fund Information
                       --------------------------------------------------------
                                              Company       Fixed      Money
                        Equity      Bond       Stock        Income     Market
            Total        Fund       Fund        Fund         Fund       Fund
           --------------------------------------------------------------------
Investment income:
  Interest and
   divid.  $ 1,218,335  $  474,206  $      - $         -  $        -  $  4,495

  Net
   appreciation
   (depreciation)
   in fair
   value of
   invest.   6,754,240   3,003,969         -           -           -    (3,700)

  Income (loss)
   from master
   trust
   funds      (615,339)          -   235,344  (2,198,249)  1,347,566         -
           -------------------------------------------------------------------
Total
 investment
 income      7,357,236   3,478,175   235,344  (2,198,249)  1,347,566       795

Contributions:
  Partic.    5,067,772   1,738,485   255,605     413,415   1,027,110    (2,662)

  Company    5,254,947   1,112,908   181,741     305,755   2,333,433   (26,744)
           --------------------------------------------------------------------
Total
 contrib.   10,322,719   2,851,393   437,346     719,170   3,360,543   (29,406)

Transfers
 from
 other
 plans      33,370,424  13,909,671 1,837,967     533,852  10,024,196         -

Distrib.    (4,129,354)   (924,495) (228,790)    (12,345) (2,242,842)        -

Transfers
 of investment
 direction           -  (6,767,057) (189,791)  3,883,910   1,401,233  (830,567)
           --------------------------------------------------------------------


                                            Fund Information
                       --------------------------------------------------------
                                                Company     Fixed      Money
                          Equity     Bond        Stock      Income     Market
              Total        Fund      Fund         Fund       Fund       Fund
           --------------------------------------------------------------------

Net increase
 (decrease)
 in net assets
 available for
 benefits   46,921,025  12,547,687 2,092,076   2,926,338  13,890,696  (859,178)

Net assets
 available
 for
 benefits -
 Beginning
 of year    51,131,799  17,711,794 2,411,512   5,599,759  12,256,390   859,178
           -------------------------------------------------------------------
Net assets
 available
 for
 benefits -
 End of
 year      $98,052,824 $30,259,481$4,503,588 $8,526,097 $26,147,086  $      -
           ==================================================================


                                              Fund Information
                       --------------------------------------------------------
                                    International  Aggressive    Index
              Balanced     Growth     Equity    Equity      Equity      Loan
                Fund        Fund       Fund      Fund        Fund       Fund
            -------------------------------------------------------------------

Investment income:
  Interest and
   div.     $  228,140   $   58,078  $  5,911  $  9,120    $ 29,567   $408,818

  Net
   appreciation
   (depreciation)
   in fair
   value of
   invest.     495,987    2,512,970   (25,844)  (10,330)    781,188          -

  Income (loss)
   from master
   trust
   funds             -            -         -         -           -          -
            ------------------------------------------------------------------
Total
 investment
 income        724,127    2,571,048   (19,933)   (1,210)    810,755    408,818

Contributions:
  Partic.      495,650      777,100    30,913    89,801     242,355          -
  Company      290,270      626,788    28,879    73,032     328,885          -
            ------------------------------------------------------------------
Total
 contrib.      785,920    1,403,888    59,792   162,833     571,240          -

Transfers
 from
 other
 plans       1,929,756    2,461,261         -         -           -  2,673,721

Distrib.      (211,891)    (424,320)        -      (102)    (10,948)   (73,621)

Transfers
 of investment
 direction  (1,454,740)    (235,896)  209,315   327,924   3,859,589   (203,920)
            -------------------------------------------------------------------
Net increase
 (decrease)
 in net assets
 available for
 benefits    1,773,172    5,775,981   249,174   489,445   5,230,636  2,804,998


                                            Fund Information
                       --------------------------------------------------------
                                    International Aggressive    Index
              Balanced      Growth    Equity    Equity    Equity        Loan
                Fund         Fund      Fund      Fund      Fund         Fund
            -------------------------------------------------------------------

Net assets
 available
 for
 benefits -
 Beginning
 of year     4,430,037    5,712,493         -         -           -   2,150,636
            -------------------------------------------------------------------
Net assets
 available
 for
 benefits -
 End of
 year       $6,203,209  $11,488,474  $249,174  $489,445  $5,230,636  $4,955,634
            ===================================================================
See accompanying notes.

                                                                                                                     EIN 36-3888539
                                                                                                                          Plan #101

                                 IMC-Agrico MP, Inc. Profit Sharing and Savings Plan
                    Statement of Changes in Net Assets Available for Benefits, With Fund Information
                                           Six months ended December 31, 1997

                                                                       Fund Information
                               -------------------------------------------------------------------------------------------
                                                       Company       Fixed         Money
                                 Equity       Bond      Stock        Income       Market    Balanced   Growth       Loan
                    Total         Fund        Fund       Fund         Fund         Fund       Fund      Fund        Fund
                 ---------------------------------------------------------------------------------------------------------
Investment income:
  Interest and
   dividends     $  373,670    $ 141,344    $      -  $        -   $        -   $  20,995   $ 94,870  $  27,635  $ 88,826
  Income from
   master trust
   funds            592,404            -     109,868      81,830      400,706           -          -          -         -
  Net realized
   and unrealized
   appreciation
   in fair value
   of investments 2,172,642    1,564,380           -           -            -           -    239,585    368,677         -
                  -------------------------------------------------------------------------------------------------------
Total investment
 income           3,138,716    1,705,724     109,868      81,830      400,706      20,995    334,455    396,312    88,826

Contributions:
  Participants    1,380,561      447,578      48,954     148,386      241,367      32,715    177,040    284,521         -
  Company           841,358      264,874      37,848      88,960      166,806      30,708    101,762    150,400         -
                 --------------------------------------------------------------------------------------------------------
Total
 contributions    2,221,919      712,452      86,802     237,346      408,173      63,423    278,802    434,921         -
Transfers (to)
 from other plans  (386,990)    (318,945)     12,730      (4,923)     (78,333)     (6,784)    55,465     (3,350)  (42,850)
Distributions      (660,011)    (175,774)     (2,395)    (14,394)    (168,524)     (2,513)  (147,999)  (121,705)  (26,707)

Transfers of
 investment
 direction                -     (380,465)    (50,514)  1,587,623   (1,679,212)   (385,728)   271,366    536,730    100,200
                ----------------------------------------------------------------------------------------------------------
Net increase
 (decrease)
 in net assets
 available
 for benefits     4,313,634    1,542,992     156,491   1,887,482   (1,117,190)   (310,607)   792,089  1,242,908    119,469
Net assets
 available
 for benefits -
 Beginning
 of period       46,818,165   16,168,802   2,255,021   3,712,277   13,373,580   1,169,785  3,637,948  4,469,585  2,031,167
                ----------------------------------------------------------------------------------------------------------
Net assets
 available
 for benefits -
 End of period  $51,131,799  $17,711,794  $2,411,512  $5,599,759  $12,256,390  $  859,178 $4,430,037 $5,712,493 $2,150,636
                ==========================================================================================================

See accompanying notes.


                                                                  EIN 36-3888539
                                                                       Plan #101

      IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

                 Notes to Financial Statements

                     Year ended December 31, 1998 and
                    six months ended December 31, 1997


1.  Description of the Plan

    Effective January 1, 1998, the Investment Plan for Salaried Employees of IMC-Agrico MP, Inc. was amended and restated and renamed the IMC-Agrico MP, Inc. Profit Sharing and Savings Plan (the Plan). Also on January 1, 1998, the Investment Plan for Non-union Hourly Employees of IMC-Agrico MP, Inc. was merged into the Plan.

    The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

    General

    The Plan is a defined-contribution plan which was established on July 1, 1993. Employees of IMC-Agrico MP, Inc. (the Company), managing partner of IMC-Agrico Company and jointly owned by IMC Global Operations Inc. and Phosphate Resource Partners, Limited Partnership, are eligible to participate in the Plan immediately upon their date of hire. While the Company has not expressed any intent to terminate the Plan, it is free to do so at any time. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

    The Company changed its year-end from June 30 to December 31 during calendar 1997. As a result of that change, the Plan has also changed its year-end. These financial statements reflect activity for the year ended December 31, 1998, and for a six-month period ended December 31, 1997.

    Contributions

    The Plan is funded by contributions from participants in the form of payroll deductions/ salary reductions of up to 15% of participants' base monthly salaries, not to exceed $10,000 in 1998 and $9,500 in 1997. A participant may change the amount of payroll deduction/salary reduction at any time. The Plan provides a qualified cash or deferred arrangement within the meaning of section 401(k) of the Internal Revenue Code (the IRC). Salary reduction contributions, elected by certain participants, may be reduced (or refunded) to comply with certain nondiscrimination requirements of section 401(k) or the limitations of section 415 of the IRC. In addition, the Plan is also funded by Company matching contributions, as determined by the Company's Board of Directors which are subject to certain limitations imposed by section 415 of the IRC. Company matching contributions were equal to 100% of the first 3%, and 50% of the second 3% of participants' eligible contributions for the year ended December 31, 1998. Company contributions were equal to 100% of participants' eligible contributions for the six months ended December 31, 1997. The Company also makes a profit-sharing contribution, subject to certain limitations and requirements. All or any portion of the profit-sharing contributions that will be applied to the Company Stock Fund may be in the form of cash or shares of IMC Global, Inc. common stock. Generally, a participant must be employed on the last day of the Plan year to be eligible for profit-sharing contributions. The profit-sharing contribution for the 1998 Plan year was $2,274,483. That portion of the contribution applied to the Company Stock Fund was in the form of cash.

    Under certain circumstances, participants may rollover their vested benefits from other qualified benefit plans to the Plan.

    Participant Accounts

    Separate accounts are maintained for each participant. Each participant's account is adjusted for participant and Company contributions, withdrawals, fees, interest, dividends, and net realized and unrealized gains or losses.

    Administrative Expenses

    Certain administrative expenses of the Plan are borne by the Company.

    Investment Programs

    The Plan's investments are administered by Marshall & Ilsley Trust Company under a trust agreement dated January 1, 1996. Investment programs available to participants are as follows:

    Equity Fund - Assets are invested in shares of the Fidelity Equity-Income Fund, Inc., a mutual fund which invests at least 65% of its assets in income-producing equity securities. The balance of the portfolio is invested in all types of domestic and foreign instruments, including bonds.

    Bond Fund - Assets are invested in shares of the IMC-Agrico Bond Fund, a pooled bond fund shared only by other IMC-Agrico MP, Inc. 401(k) plans. The fund invests substantially all of the assets in shares of the Bond Fund of America, Inc., a mutual fund comprised of marketable corporate debt securities, U.S. government securities, mortgage-related securities, other asset-backed securities, and cash or money market instruments.

    Company Stock Fund - Assets are invested in shares of the IMC-Agrico Stock Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, which invests in the common stock of IMC Global Inc.

    Fixed Income Fund - Assets are invested in shares of IMC-Agrico Fixed Income Fund, a pooled fund shared only by other IMC-Agrico MP, Inc. 401(k) plans, as well as guaranteed investment contracts
    (GICs), the Marshall Money Market Fund, the LaSalle National Trust, N.A. Income Plus Fund, and the M&I Stable Principal Fund. The December 31, 1998, holdings are described below:

        a. GIC with CDC Investment Management Corp. with a guaranteed interest rate of 7.5% through June 30, 2000.

        b. GIC with Rabobank Alternative with a guaranteed interest rate of 6.647% through March 15, 2001.

        c. GIC with Sun America Life Company with a guaranteed interest rate of 7.04% through May 29, 2002.

        d. GIC with Government Plus Synthetic with an open maturity and an average interest rate of 6.77%.

        e. GIC with Ohio National with a guaranteed interest rate of 6.25% through July 16, 2003.

        f. GIC with Sunamerica Life Synthetic with a guaranteed interest rate of 6.053% through July 27, 2003.

        g. GIC with Connecticut General Life with a guaranteed interest rate of 5.35% through October 30, 2003.

        h. GIC with General American Synthetic with an open maturity and an average interest rate of 5.63%.

        i.  Marshall Money Market Fund.

        j. The M&I Stable Principal Fund is primarily invested in traditional and synthetic investment contracts, money market securities, and registered first-tier money market mutual funds.

         Money Market Fund - Assets are invested in shares of the Vanguard Money Market Reserves, Inc. - Prime Portfolio, a mutual fund. This mutual fund invests in high-quality money market obligations that mature in 13 months or less and include negotiable certificates of deposit, bankers' acceptances, commercial paper, short-term corporate obligations, short-term Eurodollar and Yankee bank obligations, U.S. Treasury obligations, and securities issued or guaranteed by agencies and instrumentalities of the U.S. government.

         Balanced Fund - Assets are invested in shares of the Vanguard Wellington Fund, Inc., a mutual fund which invests in a diversified portfolio of 60%-70% common stocks and 30%-40% bonds.

         Growth Fund - Assets are invested in shares of the Fidelity Magellan Fund, Inc., a mutual fund which invests in common stock and securities of domestic, foreign, and multinational issuers.

         International Equity Fund - Assets are invested in shares of the Templeton Foreign Fund, Inc., a mutual fund which invests in companies and governments outside of the United States.

         Aggressive Equity Fund - Assets are invested in shares of the Franklin Balance Sheet Investment Fund, Inc., a mutual fund which invests in stock and securities of companies that it judges to be undervalued.

         Index Equity - Assets are invested in shares of Vanguard Index Trust 500 Fund, Inc., a mutual fund which invests in S&P 500 companies.

         Loan Fund - Loans made to participants as described below.

    Participants elect their desired investment program upon joining the Plan. Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

    Vesting

    Participants are immediately vested in the portion of their Plan account related to participant contributions, Company matching contributions, and earnings thereon. Participants are vested in the Company profit-sharing portion of their account after either five years of service, attaining age 65, or death while an employee.

    Withdrawals

    Participants may withdraw their interest in the Plan upon termination of employment. Subject to certain requirements and limitations, participants may withdraw funds. Most withdrawals made by participants, including hardship withdrawals, will result in suspension of Plan participation for at least one year.

    Except as noted below, participants will receive distribution of their interest in the Plan in a lump-sum payment.

    Deferred Distributions

    Participants who terminate their employment and are eligible for early or normal retirement under any Company pension plan will be permitted to elect, at any time prior to retirement, to defer receipt of their Plan distributions until no later than their 70th birthday. Participants electing deferral must: (1) elect to receive their distributions in: (a) a lump sum on the date of distribution; or (b) equal annual installments not to exceed ten; and (2) make an election for the method of distribution in the event of their death prior to total distribution.

    Loans to Participants

    Participants in the Plan may be granted loans subject to certain terms and maximum dollar or Plan account balance limits, as defined by the Plan. The amount of any such loan is borrowed from the account of the participant to whom the loan was made, and such account does not share in the allocation of income gains and losses of the investments to the extent of the outstanding balance of such loan. Principal repayments, which are over one to five years for general purpose loans and over one to ten years for residential loans, and related interest income are credited to the borrowing participant's account. Loan payments are made by monthly payroll deductions. Each loan bears interest at the prevailing rate for loans of similar risk, date of maturity, and date of grant.

2.  Summary of Significant Accounting Policies

    Investment Valuation

    All investments, with the exception of guaranteed investment contracts, are carried at fair value. Fair value for shares of master trust funds, mutual funds, the LaSalle National Trust, N.A. Income Plus Fund, and M&I Stable Principal Fund is the net asset value of those shares, as determined by the respective funds. Loans to participants are valued at cost which approximates fair value. Guaranteed investment contracts are carried at contract value.

    Income Recognition

    Purchases and sales of securities are accounted for on the trade date (date the order to buy or sell is executed). Dividend income is recorded on the ex-dividend date. Interest from investments is recorded as earned on an accrual basis.

    Contributions

    Contributions from participants are recorded monthly. Matching contributions by the Company are made monthly based on the minimum contribution percentage required by the Plan. Any profit-sharing contributions by the Company are accrued when approved by its Board of Directors.

    Withdrawals

    Withdrawals are recorded when payments are made to participants. Withdrawals requested but not paid are presented in Department of Labor Form 5500 (Annual Return/Report of Employee Benefit Plan) as liabilities. There were no unpaid withdrawals at December 31, 1998 and 1997.

    Use of Estimates

    The preparation of financial statements in conformity with generally accepted accounting principles requires the Plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.  Investment in Master Trust

    Assets of the Bond Fund, the Company Stock Fund, and the Fixed Income Fund are invested in shares of IMC-Agrico MP, Inc. pooled funds shared by other IMC-Agrico MP, Inc. 401(k) plans. The Plan held a 100%, 95.5%, and 87.1% interest, respectively, in the IMC-Agrico Bond Fund, the IMC-Agrico Stock Fund, and the IMC-Agrico Fixed Income Fund at December 31, 1998 (56.4%, 91.2%, and 51.4%, respectively, at December 31, 1997).

    The equitable shares in the pooled funds of a participating plan are proportionate to the fair market value of the assets allocable to such participating plan.

    The assets of the pooled funds as of December 31, 1998, were as follows:

                                                            IMC-Agrico
                                     IMC-Agrico  IMC-Agrico    Fixed
                                      Bond Fund  Stock Fund Income Fund
                                     ----------------------------------
    Bond Fund of America              $4,395,805 $        - $         -
    IMC Global Inc. common stock               -  8,405,762           -
    M&I Stable Principal Fund                  -          -  13,729,913
    Guaranteed Investment Contracts:
      CDC Investment Management Corp.          -          -   1,500,000
      Rabobank Alternative                     -          -     938,039
      Sunamerica Life Capmac                   -          -   3,343,745
      Government Plus Synthetic                -          -   2,586,737
      Ohio National                            -          -   1,542,445
      Sunamerica Life Synthetic                -          -   1,500,757
      Connecticut General Life                 -          -   1,519,315
      General American Synthetic               -          -   1,517,803
    Marshall Money Market Fund            86,098    104,275     145,405
    Pending transactions                       -     89,751           -
    Accrued interest and dividends           371      1,699      72,410
                                      ---------------------------------
    Net assets                        $4,482,274 $8,601,487 $28,396,569
                                      =================================

    The assets of the pooled funds as of December 31, 1997, were as follows:

                                                           IMC-Agrico
                                    IMC-Agrico  IMC-Agrico    Fixed
                                     Bond Fund  Stock Fund Income Fund
                                    ----------------------------------
    Bond Fund of America             $4,109,791 $        - $         -
    IMC Global Inc. common stock              -  5,843,059           -
    M&I Stable Principal Fund                 -          -   1,900,000
    LaSalle National Trust, N.A.
     Income Plus Fund                         -          -  15,370,663
    Guaranteed Investment Contracts:          -          -           -
      Commonwealth Life Insurance
       Company                                -          -   1,915,973
      CDC Investment Management Corp.         -          -   1,500,000
      Rabobank Alternative                    -          -   1,039,997
      Sunamerica Life Capmac                  -          -   3,123,827
    Marshall Money Market Fund          100,694    206,121     236,330
    Pending transactions                      -          -      (5,748)
    Accrued interest and dividends          463      1,412      86,454
                                     ---------------------------------
    Net assets                       $4,210,948 $6,050,592 $25,167,496
                                     =================================

    Changes in the pooled balances for the year ended December 31, 1998, are summarized as follows:


                                                            IMC-Agrico
                              IMC-Agrico     IMC-Agrico       Fixed
                               Bond Fund     Stock Fund    Income Fund
                              ----------------------------------------
    Interest and dividend
     income                   $  314,120    $    97,003    $ 1,680,792
    Net realized and
     unrealized depreciation
     in fair value of
     investments                 (78,774)    (2,297,412)             -
    Contributions and transfers
     from other plans          2,921,167     19,496,739     24,287,771
                              ----------------------------------------
                               3,156,513     17,296,330     25,968,563

    Deductions
    Benefits paid              2,885,187     14,679,071     22,707,640
    Investment expenses                -         66,363         31,850
                              ----------------------------------------
                               2,885,187     14,745,434     22,739,490
                              ----------------------------------------
    Net increase in assets       271,326      2,550,896      3,229,073
    Net assets, beginning
     of year                   4,210,948      6,050,591     25,167,496
                              ----------------------------------------
    Net assets, end of year   $4,482,274     $8,601,487    $28,396,569
                              ========================================

    Changes in the pooled balances for the six-month period from July 1 through December 31, 1997, are summarized as follows:

                                                            IMC-Agrico
                            IMC-Agrico     IMC-Agrico        Fixed
                             Bond Fund     Stock Fund     Income Fund
                            -----------------------------------------
    Additions
    Interest and dividend
     income                 $  148,014     $   28,754     $  844,550
    Net realized and
     unrealized
     appreciation in fair
     value of investments       54,150         32,897              -
    Contributions and
     transfers from other
     plans                   1,017,532      7,068,104      6,273,118
                            ----------------------------------------
                             1,219,696      7,129,755      7,117,668

    Deductions
    Benefits paid              729,815      4,979,069      8,037,667
    Investment expenses        385,658              -         34,995
                            ----------------------------------------
                             1,115,473      4,979,069      8,072,662
                            ----------------------------------------
    Net increase (decrease)
     in assets                 104,223      2,150,686       (954,994)
    Net assets, beginning
     of period               4,106,725      3,899,906     26,122,490
                            ----------------------------------------
    Net assets, end
     of period              $4,210,948     $6,050,592    $25,167,496
                            ========================================

4.  Significant Investments

    Individual investments that represent 5% or more of net assets available for benefits at December 31, 1998 and 1997, were as follows:

                                                  December 31
                                               1998           1997
                                          --------------------------
    Mutual funds:
      Fidelity Equity-Income Fund, Inc.   $30,060,508    $17,457,166
      Vanguard Wellington Fund, Inc.        6,149,712      4,332,933
      Fidelity Magellan Fund, Inc.         11,253,966      5,570,754
      Vanguard Index Trust 500 Fund, Inc.   5,018,118              -
      Loans to participants                 4,955,634              -


5.  Federal Income Tax Status

    The Internal Revenue Service ruled May 15, 1995, that the Plan qualified under section 401(a) of the IRC and, therefore, the related trust is not subject to tax under present income tax law. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.


6.  Year 2000 Issue (Unaudited)

    The Company has determined that it will be necessary to take certain steps in order to ensure that the Plan's information systems are prepared to handle year 2000 dates. The Company is taking a two-phase approach. The first phase addresses internal systems that must be modified or replaced to function properly. Both internal and external resources are being utilized to replace or modify existing software applications, and test the software and equipment for the year 2000 modifications. The Company anticipates substantially completing this phase of the project by mid-1999. Costs associated with modifying software and equipment are not estimated to be significant and will be paid by the Company.

    For the second phase of the project, Plan management established formal communications with its third-party service providers to determine that they have developed plans to address their own year 2000 problems as they relate to the Plan's operations. All third-party service providers have indicated that they will be year 2000 compliant by mid-1999. If modification of data processing systems of either the Plan, the Company, or its service providers is not completed timely, the year 2000 problem could have a material impact on the operations of the Plan. Plan management has not developed a contingency plan, because they are confident that all systems will be year 2000 ready.

     Supplemental Schedules


                                                                                                                    EIN 36-3888539
                                                                                                                         Plan #101

                          IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

                      Line 27a - Schedule of Assets Held for Investment Purposes

                                            December 31, 1998

                                                                         Number of                Current
       Identity of Issuer                       Description                Shares      Cost        Value
----------------------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company*  Fidelity Equity-Income Fund, Inc.     541,143  $25,386,848  30,060,508
                                    Vanguard Wellington Fund, Inc.        209,539    6,051,056   6,149,712
                                    Fidelity Magellan Fund, Inc.           93,147    9,275,316  11,253,966
                                    Templeton Foreign Fund, Inc.           28,293      268,966     237,379
                                    Franklin Balance Sheet Inv. Fund, Inc. 14,531      492,547     459,165
                                    Vanguard Index Trust 500 Fund, Inc.    44,038    4,420,843   5,018,118

Loans to participants (7.125%-10.5%)                                                         -   4,955,634
                                                                                  ------------------------
                                                                                   $45,895,576 $58,134,482
                                                                                  ========================
*Indicates party in interest to the Plan.


                                                                                                                   EIN 36-3888539
                                                                                                                        Plan #101

                            IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

                         Line 27b - Schedule of Loans or Fixed Income Obligations

                                       Year ended December 31, 1998

                              Principal and
Identity of Party   Original  Interest Paid                                                       Collateral
(Social Security      Loan      During the    Loan     Maturity   Default   Interest   ------------------------------
     Number)         Amount       Year     Issue Date    Date       Date      Rate            Type            Value
---------------------------------------------------------------------------------------------------------------------
439-50-0834         $10,000      $  912     12/31/93   12/20/98    9/17/98    7.00%    Participant Account  $  72,521

424-54-4921           5,000           -     10/31/94   10/15/99    7/24/98    8.75     Participant Account     15,331

###-##-####

Loan 1                8,800           -     12/31/94   12/19/99    7/24/98    8.75     Participant Account     19,020

Loan 3                5,300           -       9/5/97    8/30/02    7/24/98    8.50     Participant Account     20,384

264-60-0995          20,000       1,223      3/15/96    3/15/01    7/24/98    8.25     Participant Account    175,780

</TABLE




                                                                                                                  EIN 36-3888539
                                                                                                                       Plan #101

                           IMC-Agrico MP, Inc. Profit Sharing and Savings Plan

                              Line 27d - Schedule of Reportable Transactions

                                       Year ended December 31, 1998

                                                                                                          Current Value
                                                                                                           of Asset on
                                                                       Purchase      Selling     Cost of   Transaction     Net
Identity of Party Involved               Description of Assets           Price        Price       Asset        Date       Gain
---------------------------------------------------------------------------------------------------------------------------------

Category (iii) transactions - Series of transactions in excess of 5% of net assets available for benefits
---------------------------------------------------------------------------------------------------------
Marshall and Ilsley Trust Company   Fidelity Equity-Income Fund, Inc. $13,603,014  $         - $13,603,014 $13,603,014 $        -
                                                                                -   17,827,972  13,653,848  17,827,972  4,174,124
                                    Vanguard Wellington Fund, Inc.      4,049,739            -   4,049,739   4,049,739          -
                                                                                -    4,589,615   3,766,276   4,589,615    823,339
                                    Fidelity Magellan Fund, Inc.        8,490,778            -   8,490,778   8,490,778          -
                                                                                -    7,826,025   6,589,683   7,826,025  1,236,342
                                    Franklin Balance Sheet Inc.
                                     Fund. Inc.                         1,947,987            -   1,947,987   1,947,987          -
                                                                                -    1,578,292   1,555,240   1,578,292     23,052
                                    Vanguard Index Trust 500 Fund, Inc. 8,903,235            -   8,903,235   8,903,235          -
                                                                                -    4,972,637   4,788,724   4,972,637    183,913

There were no category (i), (ii), or (iv) reportable transactions.


                              SIGNATURES

  Pursuant to the requirements of the Securities Exchange Act of 1934, I, the undersigned Chairman of the Employee Benefits Committee, have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                         IMC-Agrico MP, Inc.
                   Profit Sharing and Savings Plan
               (Formerly the Investment Plan for Salaried Employees
                               of IMC-Agrico MP, Inc.)


                                     /s/ J. Bradford James
                          -------------------------------------------
                          J. Bradford James
                          Chairman of the Employee Benefits Committee

Date: June 29, 1999

  Pursuant to the requirements of the Securities Exchange Act of 1934, this annual report has been signed below by the following persons in their capacities as members of the Employee Benefits Committee and on the dates indicated.

      Signature                     Title                   Date
----------------------------------------------------------------------

/s/ J. Bradford James       Senior Vice President        June 29, 1999
-------------------------   and Chief Financial
J. Bradford James           Officer


/s/ B. Russell Lockridge    Senior Vice President,       June 29, 1999
-------------------------   Human Resources
B. Russell Lockridge


/s/ E. Paul Dunn            Vice President and           June 29, 1999
-------------------------   Treasurer
E. Paul Dunn


/s/ Robert E. Fowler, Jr.   Chairman and                 June 29, 1999
-------------------------   Chief Executive Officer
Robert E. Fowler, Jr.